

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2022

Katie Rooney
Chief Financial Officer
Alight, Inc.
4 Overlook Point
Lincolnshire, IL 60069

   **Re: Alight, Inc.**
    **Form 10-K for the Fiscal Year Ended December 31, 2021**
    **Filed March 10, 2022**
    **File No. 001-39299**

Dear Ms. Rooney:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services